SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C.  20549
		 	   FORM 6-K
	            Report of Foreign Issuer
		   Pursuant to Rule 13a-16 of
	        the Securities Exchange Act of 1934


	   For the period of January 29 to January 29, 2003
	  -----------------------------------------------------

	        Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

  	     Form 20-F [X]    	       Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes [ ]       	        No  [X]
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For Immediate Release
January 29, 2003
RM: 1-03


CRYSTALLEX  NAMES NEW CHIEF OPERATING OFFICER
Renowned Metallurgist and Project Builder Will Lead Development of Cristinas Project


TORONTO, January 29, 2003 - Crystallex International Corporation (KRY on
TSX and Amex) announced today that Ken Thomas has agreed to join the Company as its Chief Operating Officer, effective April 1, 2003. Mr. Thomas will direct the Company's mining operations in Venezuela and Uruguay and will be instrumental in the development, construction and operation of the Company's Las Cristinas project located in Bolivar State in Venezuela.

"Ken Thomas is one of the best process engineers in the industry and Crystallex is very fortunate to add him to our management team," said Marc
J. Oppenheimer, President and CEO of Crystallex. "Ken has been recognized throughout his career for his achievements in operations management, engineering and mining technology. He brings a complete knowledge to the engineering, construction, commissioning and management of gold processing facilities, and he will play an integral role in the development of the Las Cristinas project. His leadership and management skills will be invaluable during a period of critical growth in our Company."

Mr. Thomas' mining and metallurgical skills have been recognized with a number of industry awards including the Selwyn G. Blaylock Medal, for his many achievements in the mining industry internationally and the "Mill
Man of the Year" award from the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Thomas served for many years as a senior officer at Barrick Gold Corporation. From 1990-1995, he was Barrick's Senior Vice President, Metallurgy & Construction, and from 1995 until his departure from Barrick in 2001, he served as Senior Vice President, Technical Services. In April of 2001, Mr. Thomas joined Hatch and served as Global Managing Director, Mining and Mineral Processing. He is currently Managing Director for Hatch in Western Australia. Prior to joining Barrick Gold Corporation in 1987, Mr. Thomas spent ten years managing gold and copper projects for Anglo American Corporation and five years as a Design, Engineering and Commission Process Engineer with Kilborn Limited. Mr. Thomas is a professional engineer and obtained his doctorate in Technical Sciences from Delft University of Technology in The Netherlands. He holds numerous related degrees and accreditations.

"Ken's experience in building operations and his particular expertise in processing gold in the presence of copper are ideally suited to the Crystallex operations, both existing and planned, in Venezuela. During his tenure at Barrick, he was extensively involved in new projects in South America. He was directly responsible for the process research, engineering,construction and commissioning of the Pierina Project in Peru, upgrading of the El Indio Project in Chile and studies for the Pascua -Lama/Valedero district that straddles the Chile/Argentina border. Mr. Thomas was also extensively involved in the Goldstrike autoclave and roaster projects in Nevada," added Mr. Oppenheimer. "His addition to senior

			      (2)

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management reflects our continuing commitment to build a skilled and experienced management team at Crystallex and lay a solid foundation for our future growth."

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela and Uruguay. Crystallex shares are traded on the TSX and AMEX Exchanges and Crystallex is part of the S&P/TSX Composite Index, the most widely followed benchmark index in Canada. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently reviewing drill data and studies previously completed in preparation for the completion of a feasibility study to support its development plans for the properties.


For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases:  (800) 758-5804  ext.114620
Visit us on the Internet:  http://www.crystallex.com


Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectivesof Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

			     (3)

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------
(Registrant)


Date January 29, 2003          		     By    /s/ Daniel R. Ross
----------------------			     ----------------------------
						     (Signature)*
Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature